

16004387

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2015

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 000-54876

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

United Community Bank 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Community Bancorp
92 Walnut Street
Lawrenceburg, Indiana 47025

US2008 11535762 1

REQUIRED INFORMATION

1. Financial Statements.

2. Supplementary Information.

    Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2015

3. Exhibits.

    Exhibit 23: Consent of Independent Registered Public Accounting Firm.

    Note: All other schedules required by Section 2520.103-10 of the Department of
    Labor's Rules and Regulations for Reporting and Disclosure under the Employee
    Retirement Income Security Act of 1974 have been omitted because they are not
    applicable.

FINANCIAL STATEMENTS

United Community Bank 401(k) Profit Sharing Plan

Financial Statements and Supplemental Schedule

December 31, 2015 and 2014

With
Report of Independent Registered
Public Accounting Firm

THE UNITED COMMUNITY BANK 401(K) PROFIT SHARING PLAN

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Audit Committee of
The United Community Bank 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the United Community Bank 401(k) Profit Sharing Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
June 23, 2016

one east fourth street, ste. 1200
cincinnati, oh 45202

www.cshco.com
p. 513.241.3111
f. 513.241.1212

cincinnati | cleveland | columbus | miami valley | northern kentucky | springfield | toledo

United Community Bank 401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

		2015	2014
Assets:			
Investments at fair value	$	6,655,287	6,150,328
Receivable:			
Notes receivable from participants		162,532	136,143
Net assets at fair value		6,817,819	6,286,471
Adjustment from fair value to contract value for fully benefit responsive investment contracts		-	(2,394)
Net assets available for benefits	$	6,817,819	6,284,077

Additions:

    Additions to net assets attributed to:

Investment income:		
Net appreciation in fair value of investments	$	175,569
Interest & dividends		51,640
		227,209
Interest on participant notes receivable		7,812
Contributions:		
Employer		174,593
Participants		371,011
Rollovers		21,687
		567,291
Total additions		802,312

Deductions:

    Deductions from net assets attributed to:

Benefits paid to participants		265,570
Administrative expenses		3,000
Total deductions		268,570
Net increase		533,742

Net assets available for benefits:

Beginning of year		6,284,077
End of year	$	6,817,819

1. DESCRIPTION OF PLAN:

The following description of the United Community Bank 401(k) Profit Sharing Plan (the Plan or the 401(k) Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
United Community Bank (the Bank) maintains the United Community Bank 401(k) Profit Sharing Plan which is a qualified, tax-exempt profit sharing plan with a salary deferral feature under Section 401(k) of the Internal Revenue Code (the "Code"). Employees who have attained age 18 and have completed one month of employment are eligible to participate. Employees are entitled to enter the 401(k) Plan on the first day of the month following the month occurring after the employee becomes eligible to participate in the 401(k) Plan.

Contributions
Under the 401(k) Plan participants may elect to defer a percentage of their compensation each year instead of receiving that amount in cash equal to the lesser of (i) a maximum percentage of compensation as indicated in a notice received from the 401(k) Plan administrator or (ii) an indexed dollar amount set by the Internal Revenue Service, which was $18,000 for 2015. In addition, for participants that are age 50 or older by the end of any taxable year, the participant may elect to defer additional amounts (called "catch-up contributions") to the 401(k) Plan. The additional amounts may be deferred regardless of any other limitations on the amount that a participant may defer to the 401(k) Plan. The maximum "catch-up contribution" that a participant can make in 2015 was $6,000.

Each plan year (a calendar year), United Community Bank will contribute to the 401(k) Plan the following amounts: (a) the total amount of the salary reduction a participant elected to defer; (b) in the discretion of the Bank, a matching contribution equal to a percentage of the amount of the salary reduction a participant elected to defer; and (c) a discretionary non-elective contribution.

Participant accounts
Each participant's account is credited with the participant's contributions and the Bank matching contributions, as well as allocations of the Bank's additional discretionary contribution and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Bank's contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after three years of credited service.

Notes receivable from participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The notes receivable from participants are secured by the participant's account balance and bear interest at rates commensurate with local prevailing

4

rates as determined by the plan administrator. Principal and interest are paid ratably through payroll deductions over a maximum period of five years.

Payment of benefits
Plan benefits may be paid to each participant in either installment payments or in the form of a single cash payment at termination. If a participant dies prior to receipt of the entire value of his or her 401(k) Plan accounts, payment will generally be made to the beneficiary in a single cash payment as soon as possible following the participant's death. Payment will be deferred if the participant had previously elected a later payment date. If the beneficiary is not the participant's spouse, payment will be made within one year of the date of death. If the spouse is the designated beneficiary, payment will be made no later than the date the participant would have attained age 70 1/2. Normal retirement age under the 401(k) Plan is age 65.

Forfeited accounts
At December 31, 2015 and 2014, forfeited nonvested accounts were not significant to the Plan. Forfeitures are used to reduce matching or discretionary contributions.

2. SUMMARY OF ACCOUNTING POLICIES:

Basis of accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Investment Committee determines the Plan's valuation policies utilizing information provided by the investment advisers and custodians.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust fund. Contract value for this collective trust fund is based on the net asset value (NAV) of the fund as reported by the investment advisor. As required by professional standards, the statements of net assets available for benefits presents the fair value of the investment in trust fund from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 and 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of benefits

Benefits are recorded when paid.

Expenses

Certain expenses of maintaining the Plan are paid directly by the Bank and are excluded from these financial statements. Fees related to the administration of notes receivable from participants and payment of benefits are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

Effect of recent accounting pronouncements

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-12, *Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient.* This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient. Parts I and II are effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively, with early application permitted. Part III is effective for fiscal years beginning after December 15, 2015 and should be applied prospectively, with early application permitted. Plan management is currently evaluating the impact that Part I will have on the Plan's financial statements. Management has elected to adopt Part II early. Accordingly, the amendment was retrospectively applied as reflected in the notes to the Plan's financial statements. Management has determined that Part III is not applicable.

Additionally, the FASB issued ASU 2015-07, *Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent)."* ASU 2015-07 simplifies disclosures and reporting on investments valued at net asset value as practical expedient. ASU 2015-07 is effective for fiscal years beginning December 15, 2016, with earlier adoption permitted. Management is currently evaluating the impact that ASU 2015-07 will have on the Plan's financial statements.

Subsequent events

The Plan has evaluated subsequent events through the report date, the date the financial statements were available to be issued.

3. FAIR VALUE MEASUREMENTS:

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access

Level 2: Inputs to the valuation methodology include: Quoted prices for similar assets or liabilities in active markets; Quoted prices for identical or similar assets or liabilities in inactive markets; Inputs other than quoted prices that are observable for the asset or liability; Inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective trust fund: Valued at the NAV of units reported by the sponsoring bank or trust company. The NAV, as provided by the trustee of the fund, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. There are no restrictions on redemptions from this fund.

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2015 and 2014:

	Investments at fair value as of December 31, 2015			
	Level 1	Level 2	Level 3	Total
Mutual funds	$ 5,098,935	-	-	5,098,935
Collective trust fund	-	147,410	-	147,410
Common stocks:				
Financial institutions	1,408,942	-	-	1,408,942
Total investments at fair value	$ 6,507,877	147,410	-	6,655,287

	Investments at fair value as of December 31, 2014			
	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 41,668	-	-	41,668
Mutual funds	4,789,576	-	-	4,789,576
Collective trust fund	-	245,013	-	245,013
Common stocks:				
Financial institutions	1,074,071	-	-	1,074,074
Total investments at fair value	$ 5,905,315	245,013	-	6,150,328

Fair Value of Investment in Entities that Use NAV

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2015 and 2014, respectively.

December 31, 2015	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Notice Period
Morley Stable Value Fund ***	$ 147,410	n/a	Daily	n/a

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Notice Period
Morley Stable Value Fund ***	$ 245,013	n/a	Daily	n/a

***The Morley Stable Value Fund primarily consists of a diversified portfolio of stable value investment contracts issued by life insurance companies, banks and other financial institutions, the performance of which may be predicated on underlying fixed income investments. The principal value of these assets is designed to remain stable regardless of stock and bond market fluctuations.

4. RELATED PARTY TRANSACTIONS AND PARTY IN INTEREST TRANSACTIONS:

During 2015, the Plan purchased 3,800 shares of United Community Bank common stock for $54,895.

Several employees of the Bank provide administrative services to the Plan. These services include Plan oversight and day-to-day Plan administration. The Plan is not charged by the Bank for the services of the employees to the Plan.

5. PLAN TERMINATION:

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

6. TAX STATUS:

Effective July 1, 2015, the Bank adopted a prototype non-standardized profit sharing plan with a cash or deferral arrangement which received a favorable opinion letter from the Internal Revenue Services (IRS) dated March 31, 2014. The IRS stated in the letter that the Plan, as then designed, was in compliance with the applicable requirements of the Code.

Previously, the Bank adopted a prototype non-standardized profit sharing plan with a cash or deferral arrangement which received a favorable opinion letter from the IRS dated March 31, 2008. The IRS stated in the letter that the Plan, as then designed, was in compliance with the applicable requirements of the Code.

While the Bank has not obtained its own determination letter on the Plan, management believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. RISKS AND UNCERTAINTIES:

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTARY INFORMATION

Schedule H, Line 4i – Schedule of Assets at December 31, 2015

(a)	(b) Identity of Issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	Mutual Funds:			
	American Funds EuroPacific GrowthR3	Mutual fund	**	$ 251,579
	American Funds Growth Fund of America	Mutual fund	**	400,442
	American Funds Inv Company Of	Mutual fund	**	117,651
	American Funds New Perspective Fund R3	Mutual fund	**	154,956
	American Funds New World R2	Mutual fund	**	2,263
	American Funds SMALLCAP World Fund R3	Mutual fund	**	331,137
	American Funds Trgt Date Return 2020 R2	Mutual fund	**	27,020
	American Funds Trgt Date Return 2025 R2	Mutual fund	**	141,886
	American Funds Trgt Date Return 2030 R2	Mutual fund	**	11,982
	American Funds Trgt Date Return 2035 R2	Mutual fund	**	153,532
	American Funds Trgt Date Return 2040 R2	Mutual fund	**	29,457
	American Funds Trgt Date Return 2045 R2	Mutual fund	**	4,711
	American Funds Trgt Date Return 2050 R2	Mutual fund	**	134,893
	American Funds Trgt Date Return 2055 R2	Mutual fund	**	7,064
	Cohen & Steers Real Estate Secs A	Mutual fund	**	3,113
	Delaware Foundation Cnsrv Allc R	Mutual fund	**	240,518
	Delaware Foundation Growth Allc R	Mutual fund	**	639,104
	Delaware Foundation Moderate Allc R	Mutual fund	**	231,548
	Delaware High Yield Opportunities R	Mutual fund	**	238,583
	Delaware Select Growth R	Mutual fund	**	232,291
	Delaware US Growth R	Mutual fund	**	277,816
	Federated Kaufmann R	Mutual fund	**	224,421
	Franklin Total Return R	Mutual fund	**	108,178
	MFS Utilities Fund R2	Mutual fund	**	414,843
	Pioneer Select Mid Cap Growth R	Mutual fund	**	334,659
	Victory Diversified Stock R	Mutual fund	**	112,491
	Victory Fund for Income R	Mutual fund	**	72,369
	Victory Special Value R	Mutual fund	**	200,428
	Total Mutual Funds			$ 5,098,935
*	United Community Bank Company Stock	Unitized common stock (102,379 shares)	**	1,408,942
	Morley Stable Value Fund Fee Class 150	Collective trust fund	**	147,410
*	Notes Receivable from Participants	Interest 4.75%, various maturities	$ -	162,532

* A party in interest as defined by ERISA
** Assets are participant directed - cost not required to be disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: ___6/23/2016___

United Community Bank
401(k) Profit Sharing Plan

_____
Plan Administrator

Consent of Independent Registered Public Accounting Firm



CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of
The United Community Bank 401(k) Profit Sharing Plan:

We consent to incorporation by reference in the Registration Statement (No. 333-186075) on Form S-8 of The United Community Bancorp of our report dated June 23, 2016, with respects to the statements of net assets available for benefits of The United Community Bank 401(k) Profit Sharing Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015, and the supplemental schedule of assets held at end of year as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 11-K of The United Community Bank 401(k) Profit Sharing Plan.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
June 23, 2016

one east fourth street, ste. 1200
cincinnati, oh 45202

www.cshco.com
p. 513.241.3111
f. 513.241.1212

cincinnati | cleveland | columbus | miami valley | northern kentucky | springfield | toledo